December 12, 2007
Paul Cline, Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wells Fargo & Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Forms 8-K filed May 31, 2007, June 7, 2007, July 9, 2007 and November 7, 2007
File No. 001-02979
Dear Mr. Cline:
In response to the comments by the Commission’s staff contained in your letter dated November 15, 2007 to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information.
SEC Request
Form 10-K for the fiscal year ended December 31, 2006
Risk Management
1.	Please tell us and disclose in future filings the degree of your exposure to sub prime loans in both your held for investment portfolio and through securitizations. Specifically address the credit quality trends within this product type and the impact of these trends on your loan loss provision.
Wells Fargo Response
There is no consistent, uniform definition across the financial services industry as to what constitutes a sub prime borrower. The Company’s multiple business groups, for legal and underwriting purposes, consider a variety of factors including credit ratings (FICO scores), loan-to-value ratios, existence of government insurance and other considerations to determine whether a particular loan is sub prime. The aggregation of such data may not necessarily provide meaningful information regarding the Company’s sub prime exposure, much less comparability among registrants across the industry, and could be subject to misinterpretation.

Paul Cline, Senior Accountant
December 12, 2007

However, in order to aggregate company-wide sub prime information for purposes of this response, the amounts provided below are based upon loans with FICO scores less than or equal to 580 that were not otherwise government insured. The sub prime amounts included in the next paragraph are not material. Given the above noted concerns, we question the usefulness of this information to users of the Company’s financial statements. However, based on information at September 30, 2007, we observe that the following information could be considered for inclusion in the Risk Management section of the Company’s Management’s Discussion and Analysis:
Sub prime loans held for investment were approximately $8.5 billion, or 3.9% of total consumer loans, at September 30, 2007, and approximately $8.7 billion, or 4.6%, at December 31, 2006. Based on the Company’s total loan portfolio, sub prime loans were less than 3% of total loans for both periods. Mortgages held for sale, which are either sold or securitized, included sub prime mortgages of approximately $0.2 billion, or 0.6% of total mortgages held for sale, at September 30, 2007, and approximately $0.7 billion, or 2.0%, at December 31, 2006. Additionally, the Company has not retained any significant credit risk in securitizations of sub prime loans.
Based on the level of sub prime loans, the Company considers credit quality trends for its sub prime loans as part of its overall monitoring of ongoing trends in credit quality on a portfolio basis, including real estate 1-4 family first mortgages, real estate 1-4 family junior lien mortgages, automobile loans (included in other revolving and installment loans) and credit cards. The credit quality trends associated with these portfolios are disclosed in Note 6, Loans and Allowance for Credit Losses, to the consolidated financial statements and in Management’s Discussion and Analysis, Risk Management — Credit Risk Management included in the Company’s 2006 Form 10-K.
SEC Request
Consolidated Financial Statements
Consolidated Statement of Cash Flows, page 71
2.	You disclose in your Consolidated Statement of Cash Flows that you have transferred a significant amount of loans originated for investment to held-for-sale. Please revise to disclose the following information related to your sales of loans originally designated as held-for-investment:
•	Please disclose what types of loans are included in the amounts transferred from the held for investment portfolio;

Paul Cline, Senior Accountant
December 12, 2007

Wells Fargo Response
We determine whether loans will be held for investment or held for sale at the time of commitment. Loans we intend to hold for the foreseeable future are classified as held for investment. From time to time, we originated adjustable rate mortgages (ARMs) in our loan portfolio as an investment for our growing base of core deposits. These ARM loans are periodically evaluated to determine, based on current market conditions, if the yields on these loans continue to meet our investment objectives. We may subsequently change our intent to hold these ARMs for investment and sell ARMs, in response to the Company’s Asset/Liability Management Committee directives to reposition our balance sheet for changes in interest rates (such as the higher interest rate environment that emerged in 2005 and 2006) or in the shape of the yield curve. Such Asset/Liability Management directives identify both the type of ARMs (3/1, 5/1, or 10/1) to be sold and the weighted average coupon (WAC) required for ARMs to meet the Company’s investment criteria. All ARMs at or below that WAC are then transferred from held for investment to held for sale and subsequently sold.
The following disclosure will be included in Note 1, Summary of Significant Accounting Policies, to our consolidated financial statements to be included in our 2007 Form 10-K:
Mortgages held for sale (MHFS) include commercial and residential mortgages originated for sale and securitization in the secondary market, which is our principal market, or for sale as whole loans. From time to time, we hold adjustable rate mortgages (ARMs) in our held for investment portfolio. Based on future market conditions, interest rates and asset/liability management investment objectives and guidance, we may subsequently change our intent to hold such ARMs for the foreseeable future, resulting in an immediate transfer of these loans to the MHFS portfolio.
SEC Request
•	Given your significant sales of originated ARM loans, please disclose how you consider paragraph 8(a) of SOP 01-6 in your original classification of these loans;
Wells Fargo Response
The ARMs that were sold during this period were initially originated with positive net interest margin spreads in excess of 300 basis points over the Company’s funding costs. Because of their attractive spread, these ARMs were considered significantly preferable to the purchase of securities and were designated at the time of commitment as held for investment, with the intent to hold them for the foreseeable future or until maturity or payoff, in accordance with paragraph 8(a) of SOP 01-6. As the Federal Reserve raised interest rates multiple times during 2005 and 2006, with the expectation of continuing future interest rate

Paul Cline, Senior Accountant
December 12, 2007

increases, the spread over our funding costs associated with these ARMs deteriorated to less than 100 basis points. As a result, the Company’s Asset/Liability Management Committee decided to sell all ARMs below specified yields in order to reposition our balance sheet for the new (and higher) interest rate environment, which is consistent with our core banking business of managing the spread between the yield on our assets and the costs of our funding.
The following disclosure will be included in Note 1, Summary of Significant Accounting Policies, to our consolidated financial statements to be included in our 2007 Form 10-K:
Mortgages held for sale (MHFS) include commercial and residential mortgages originated for sale and securitization in the secondary market, which is our principal market, or for sale as whole loans. From time to time, we hold adjustable rate mortgages (ARMs) in our held for investment portfolio. Based on future market conditions, interest rates and asset/liability management investment objectives and guidance, we may subsequently change our intent to hold such ARMs for the foreseeable future, resulting in an immediate transfer of these loans to the MHFS portfolio.
SEC Request
•	Please clarify the nature of the line item “Proceeds from sales (including participations) of loans by banking subsidiaries” included on your statement of cash flows, and clarify whether these loans were designated as held for investment or held for sale upon origination; and,
Wells Fargo Response
Substantially all of the amounts included in the line item “Proceeds from sales (including participations) of loans by banking subsidiaries” relates to ARMs which were designated as held for investment upon origination. The Company will revise the line item to read “Proceeds from sales (including participations) of loans originated for investment by banking subsidiaries” in the 2007 Form 10-K.
SEC Request
•	Please clarify what you mean when you disclose that you include “certain mortgages originated initially for investment and not underwritten to secondary market standards” in the balance of mortgage loans held for sale. Disclose the amount and type of these loans, and clarify whether they are reflected as operating or investing cash flows.

Paul Cline, Senior Accountant
December 12, 2007

Wells Fargo Response
We offer a portfolio product known as relationship ARMs that provides select borrowers with interest rate reductions to reward eligible banking customers who have an existing relationship or establish a new relationship with Wells Fargo. The amount of the interest rate reduction is based on the borrower’s eligible account balances and other bank products maintained with Wells Fargo. Relationship ARMs help solidify the customer’s relationship with Wells Fargo or establish meaningful new relationships (including checking, savings, credit cards, investment accounts, etc.), increasing the Company’s household cross-sell with opportunities to provide additional products and services, which contributes to improved customer retention. Accordingly, this product offering is generally underwritten to certain Company guidelines rather than secondary market standards and is typically originated for investment. At December 31, 2006, we had $3.4 billion of relationship ARMs in loans held for investment and $0.2 billion in mortgages held for sale. Originations, net of collections and proceeds from the sale of these loans are reflected as investing cash flows consistent with their original classification.
The following disclosure will be included in Note 1, Summary of Significant Accounting Policies, to our consolidated financial statements to be included in our 2007 Form 10-K:
We offer a portfolio product known as relationship ARMs that provides interest rate reductions to reward eligible banking customers who have an existing relationship or establish a new relationship with Wells Fargo. Accordingly, this product offering is generally underwritten to certain Company guidelines rather than secondary market standards and is typically originated for investment. At December 31, 2007 and 2006, we had $x.x billion and $3.4 billion, respectively, of relationship ARMs in loans held for investment and $x.x billion and $0.2 billion, respectively, in mortgages held for sale. Originations, net of collections and proceeds from the sale of these loans are reflected as investing cash flows consistent with their original classification.
SEC Request
3.	Please clarify the nature of the line item “Other changes in MSRs” in your Consolidated Statement of Cash Flows, and disclose why they are investing, rather than operating, cash flows.
Wells Fargo Response
Other changes in MSRs reflected in cash flows from investing activities in the Consolidated Statement of Cash Flows, include changes other than fair value changes, such as purchases and servicing retained from securitizations or asset transfers under FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and sales of servicing. Wells Fargo’s mortgage servicing rights (MSRs) represent an investment made in its mortgage servicing portfolio that it intends to hold and earn a

Paul Cline, Senior Accountant
December 12, 2007

return over the life of the underlying portfolio. As required by FASB Statement No. 95, Statement of Cash Flows (as amended), in accordance with their nature and purpose, such investments in the mortgage servicing portfolio have been recorded as investing, rather than operating, cash flows. The Company will clarify the line item “Other changes in MSRs” to “Changes in MSRs from purchases, securitizations/transfers and sales” in the 2007 Form 10-K.
SEC Request
Note 26: Derivatives, page 115
4.	For each type of hedging relationship entered into during the periods presented that you disclose in your footnote, please revise to disclose the following:
•	For each type of long-haul hedging relationship entered into during the periods presented, please disclose the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

•	For each type of hedging relationship entered into during the periods presented for which you utilize paragraph 65 or 68 of SFAS 133, please disclose how each relationship met the requirements to use that method.
Wells Fargo Response
Wells Fargo will revise its Derivative Note disclosure in its 2007 Form 10-K as indicated in Exhibit 1. We have presented Exhibit 1, which is based upon our 2006 Form 10-K Derivatives Note disclosure and marked for planned revisions, to include further discussion on the methods used to assess hedge effectiveness. We have also presented in Exhibit 2 a table of the specific FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and DIG issue guidance applicable to the assessment of hedge effectiveness (both at inception and on an ongoing basis) for each type of hedging relationship entered into during the periods presented.
Wells Fargo no longer uses the short-cut method under paragraph 68 of FAS 133, Accounting for Derivative Instruments and Hedging Activities. Effective January 1, 2006, we began using the long-haul method to assess hedge effectiveness for all new hedging relationships involving U.S. dollar denominated fixed-rate long-term debt and certificates of deposit. Prior to June 1, 2006, we used the short-cut method of assessing hedge effectiveness for certain fair value hedging relationships of U.S. dollar denominated fixed-rate long-term debt and certificates of deposits. By June 1, 2006, we ceased use of the short-cut method by dedesignating the remaining short-cut method hedging relationship and redesignating them in a new hedging relationship which uses the long-haul method to assess hedge effectiveness.

Paul Cline, Senior Accountant
December 12, 2007

For periods prior to June 1, 2006, the Company concluded that each short-cut hedging relationship involving U.S. dollar denominated fixed-rate long term debt and certificates of deposit met the requirements of paragraph 68 as follows:
1.	The notional amount of the swap matched the principal amount of the interest-bearing liability being hedged.

2.	The fair value of the swaps was zero at inception of the hedging relationship.

3.	The formula for computing net settlements under each interest rate swap was the same for each net settlement.

4.	The liabilities were not prepayable.

5.	The index of the variable leg of the swap was based on LIBOR (benchmark interest rate being hedged).

6.	No other terms were present which would invalidate the assumption of no ineffectiveness.

7.	The expiration date of the swap matched the maturity date of the interest-bearing liabilities.

8.	There was no floor or cap on the variable interest rate of the swap.

9.	The interval between repricings of the variable interest rate in the swap was either three or six months.
In fourth quarter 2005, industry participants began to evaluate the use of the short-cut method when trust preferred securities included an interest deferral feature. As a result, effective January 1, 2006, the Company discontinued the use of the shortcut method for trust preferred security hedging relationships. The impact of using shortcut method for these relationships was deemed to be immaterial to all prior periods.
Prior to June 1, 2006, Wells Fargo had an insignificant amount of hedging relationships that used the “match-term” method under paragraph 65. By June 1, 2006, we ceased use of the “matched-term” method.
SEC Request
Form 10-Q for the period ended September 30, 2007
Non-Interest Income, page 12
5.	Please revise to disclose how you considered SFAS 5 and FIN 45 related to your obligations under the Visa settlement, including such items as the anti-trust litigation, the Loss Sharing Agreement and the Judgment Sharing Agreement. Please disclose the dollar amount and percentage of your ownership in Visa. Also, please disclose how you determined the proper period to record any liabilities associated with these agreements.

Paul Cline, Senior Accountant
December 12, 2007

Wells Fargo Response
The Company has a 5% membership interest in Visa USA which is recorded at a nominal amount on the balance sheet. As part of our normal litigation reserve review process as of and prior to September 30, 2007, the Company evaluated its obligations as a Visa member, including such items as the anti-trust litigation, the Loss Sharing Agreement and the Judgment Sharing Agreements, in accordance with FASB Statement No. 5, Accounting for Contingencies (SFAS 5), and had determined that it was not necessary to record a SFAS 5 liability for any of the anti-trust lawsuits. Our determination was based on the belief that the Company had valid defenses to plaintiff claims and that it was too early in the litigation process for the probability or a reasonable estimate of loss to be determined. In addition, with regard to the American Express litigation, our determination was based on the fact that American Express had dismissed banks from the litigation without requiring any settlement payment and no settlement offer had been communicated to the Wells Fargo attorneys responsible for the American Express litigation. Accordingly a range of expected loss for this litigation was developed, with zero at the low end of the range and with no amount in the range representing a better estimate than any other amount. In accordance with FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss, an Interpretation of FASB Statement No. 5, we reflected the minimum amount in the range in our financial statements, which was zero.
Subsequent to September 30, 2007, but before we filed our Form 10-Q, we were informed that Visa was in settlement negotiations with American Express. We were informed during the same communication that the non-Visa defendants would not be dismissed from the litigation without a settlement payment with respect to the MasterCard portion of the American Express litigation. Wells Fargo agreed to pay $16 million for dismissal from the lawsuit. Given the insignificance of this amount, we did not record the $16 million in our third quarter 2007 financial statements. Wells Fargo’s payment obligations were conditioned upon the agreement of other defendants, including Visa, to make settlement payments to American Express. Those agreements were finalized subsequent to the filing of our Form 10-Q.
During this same time period, which was prior to the guidance provided by the SEC’s Office of the Chief Accountant, we believed that any settlement amount to be paid directly by Visa would be viewed as a Visa obligation and that our portion of such settlement would be recorded as an additional investment in Visa. Finally, we did not believe that the amount of any ultimate settlement in the context of the Visa restructuring would be material to either our balance sheet or income statement and therefore neither income statement nor balance sheet recognition was required. The Company, along with other member banks, during this time frame, did not view FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, to be applicable to the Visa litigation judgment sharing arrangements.

Paul Cline, Senior Accountant
December 12, 2007

We included the following disclosure in our third quarter Form 2007 10-Q:
We have an ownership interest in the restructured Visa and, subject to definitive SEC accounting guidance, may be required to recognize expense and income related to the restructuring transactions, the planned initial public offering, and our obligations under related loss and judgment sharing agreements with Visa in connection with certain litigation. The SEC guidance will determine the amount and timing of any expense or income recognition.
Subsequent to our filing of the Company’s third quarter 2007 Form 10-Q, the Company learned that Visa’s payment obligations under the proposed settlement with American Express had been approved by the Visa Inc. Board of Directors and by the members of Visa USA, thus obligating Wells Fargo to make its settlement payment in the future. In addition, the Company received guidance from the staff of the SEC, which the Company concurred with, that concluded that FIN 45 applied to judgment sharing agreements and required the Company to record a liability at the inception of the guarantee agreement based on the guarantee’s fair value. Based upon this guidance, the Company determined that obligations associated with the Visa litigation judgment sharing agreements should be recorded during the second quarter 2006 and third quarter 2007 when they were executed. As previously discussed with the staff of the SEC, these liabilities will be reflected in the appropriate periods upon the filing of our 2007 Form 10-K. See Exhibit 3 for a summary of the SAB 99 analysis presented to the staff of the SEC.
The following disclosure will be included in our 2007 Form 10-K. Appropriate disclosure will also be made to the Quarterly Financial Data table.
Management’s Discussion and Analysis:
The Company is a member of the Visa USA network. On October 3, 2007, the Visa organization of affiliated entities completed a series of global restructuring transactions to combine its affiliated operating companies, including Visa USA, under a single holding company, Visa Inc. Visa Inc. intends to issue and sell a majority of its shares to the public in an initial public offering. The Company has an approximate 5% membership interest in Visa USA which is included on our balance sheet at a nominal amount.
Subsequent to the filing of our third quarter 2007 Form 10-Q, we received guidance from the staff of the SEC concerning the accounting by member banks for the Visa restructuring transactions, including judgment sharing agreements previously executed among the Company, Visa Inc. and its predecessors (collectively “Visa”) and certain other member banks of the Visa USA network. Pursuant to this guidance, the Company recorded litigation liabilities associated with indemnification obligations related to agreements entered into during second quarter 2006 and third quarter 2007. Based on the Company’s 5% membership share of Visa USA, we recorded a litigation liability and corresponding expense of

Paul Cline, Senior Accountant
December 12, 2007

$95 million for 2006 and $170 million for 2007. The effect to the second quarter 2006 was estimated based upon the Company’s share of an actual settlement reached in November 2007. Management does not believe that the fair value of this obligation if determined in second quarter 2006 would have been materially different given information available at that time. Management has concluded, and the Audit and Examination Committee of the Company’s Board of Directors has concurred, that these amounts are immaterial to the periods affected.
Note 1:
Immaterial Adjustments
The Company received guidance from the staff of the Securities and Exchange Commission (the “SEC”) subsequent to the filing of its third quarter 2007 Form 10-Q concerning the accounting by member banks for the Visa restructuring transactions, including judgment sharing agreements previously executed among the Company, Visa Inc. and its predecessors (collectively “Visa”) and certain other member banks of the Visa USA network. Pursuant to this guidance, the Company recorded an immaterial adjustment to the previously filed 2006 Statement of Income associated with indemnification obligations related to agreements entered into during second quarter 2006. Based on the Company’s 5% membership share of Visa USA and the accounting guidance we have received from the staff of the SEC, a litigation liability and corresponding expense of $95 million was recorded for second quarter 2006. This adjustment was estimated based upon the Company’s share of an actual settlement reached in November 2007. The impact of this adjustment to the 2006 Statement of Income was to reduce net income by $62 million and diluted earnings per share by $0.02.
SEC Request
Allowance for Credit Losses, page 20
6.	We note your disclosure that you began originating non-prime no or low documentation loans in the fourth quarter of 2007. Please disclose the extent to which you originated loans of this type that you considered to be prime loans, both as of the end of this period and as of December 31, 2006. Quantify the amounts of these types of loans included in your balance sheet, if any, and discuss how you monitor credit risk associated with them.
Wells Fargo Response
As reflected in the Company’s Quarterly Report on Form 10-Q, it did not hold for investment any nonprime no-documentation mortgages or nonprime low-documentation mortgages at September 30, 2007. We began to portfolio small amounts of nonprime no-documentation mortgages and nonprime low-documentation mortgages beginning in fourth quarter 2007 in response to reduced liquidity in the capital markets. Accordingly, we did not hold any such loans at September 30, 2007, or December 31, 2006. The Company did hold for investment

Paul Cline, Senior Accountant
December 12, 2007

$14 billion and $6 billion of prime no-documentation mortgages and prime low-documentation mortgages at September 30, 2007, and December 31, 2006, respectively.
The Company may also hold prime no-documentation mortgages and prime low-documentation mortgages, pending sale or securitization, in mortgages held for sale. At September 30, 2007, and December 31, 2007, we held $15 billion and $16 billion, respectively, of these loans in mortgages held for sale.
We monitor credit risk associated with no-documentation and low-documentation mortgage loans as part of our overall credit risk management process for residential mortgage loans. As part of our overall process, we monitor and review the credit performance of our mortgage portfolios based on various metrics, including changes in the concentrations of no-documentation and low-documentation mortgages and related delinquency and default trends.
SEC Request
Forms 8-K filed on May 31, 2007, June 7, 2007, July 9, 2007 and November 7, 2007
7.	In your Forms 8-K, you disclosed that you have issued debt instruments that contain features that are not clearly and closely related to the debt instruments. Please revise your financial instruments to disclose how you account for these instruments in your financial statements. Refer to paragraph 12 of SFAS 133.
Wells Fargo Response
The Company periodically issues long term notes where the performance of the hybrid instrument notes is linked to an equity, commodity or currency index or basket of such indices. These notes contain explicit terms that affect some or all of the cash flows or the value of the note in a manner similar to a derivative instrument and therefore are said to contain an “embedded” derivative instrument. The indices on which the performance of the hybrid instrument is calculated are not clearly and closely related to the host debt instrument. Therefore, in accordance with the guidance included in paragraph 12 of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and DIG Issue B6, Embedded Derivatives: Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative, the Company separates the “embedded” derivative from the host contract and accounts for the “embedded” derivative pursuant to Statement No. 133. DIG Issue B6 further requires recording (1) the bifurcated derivative at fair value and (2) the remaining host contract at the difference between the basis of the hybrid instrument and the fair value of the bifurcated derivative. Subsequent to separation, the bifurcated derivative is carried at fair value with changes in fair value recorded in current period earnings.
Wells Fargo will revise its Summary of Significant Accounting Policies Note (Note 1) and its

Paul Cline, Senior Accountant
December 12, 2007

Derivative Note (Note 26) disclosures in its 2007 Form 10-K as indicated in Exhibit 1. We have presented Exhibit 1, which is based upon our 2006 Form 10-K Derivatives Note disclosure and marked for planned revisions, to include discussion on how we account for these instruments in our financial statements.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to Richard D. Levy, Executive Vice President and Controller, at (415) 222-3119 or me at (415) 396-4638.

Very truly yours,

/s/ Howard I. Atkins
Howard I. Atkins Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

cc:	Rebekah Moore
Richard D. Levy

EXHIBIT 1
WELLS FARGO RESPONSE DATED DECEMBER 31, 2007
TO SEC COMMENT LETTER
DERIVATIVE DISCLOSURE
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
DERIVATIVES AND HEDGING ACTIVITIES
We recognize all derivatives in the balance sheet at fair value. On the date we enter into a derivative contract, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability, including hedges of foreign currency exposure, (“fair value” hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge) or (3) held for trading, customer accommodation or asset/liability risk management purposes, including economic hedges not qualifying under FAS 133, Accounting for Derivative Instruments and Hedging Activities (“free-standing derivative”). For a fair value hedge, we record changes in the fair value of the derivative and, to the extent that it is effective, changes in the fair value of the hedged asset or liability attributable to the hedged risk, in current period earnings in the same financial statement category as the hedged item. For a cash flow hedge, we record changes in the fair value of the derivative to the extent that it is effective in other comprehensive income. We subsequently reclassify these changes in fair value to net income in the same period(s) that the hedged transaction affects net income in the same financial statement category as the hedged item. For free-standing derivatives, we report changes in the fair values in current period noninterest income.
For fair value and cash flow hedges qualifying under FAS 133, we formally document at inception the relationship between hedging instruments and hedged items, our risk management objective, strategy and our evaluation of effectiveness for our hedge transactions. This includes linking all derivatives designated as fair value or cash flow hedges to specific assets and liabilities in the balance sheet or to specific forecasted transactions. Periodically, as required, we also formally assess whether the derivative we designated in each hedging relationship is expected to be and has been highly effective in offsetting changes in fair values or cash flows of the hedged item using the regression analysis method or, in limited cases, the dollar offset method.
We discontinue hedge accounting prospectively when (1) a derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item, (2) a derivative expires or is sold, terminated, or exercised, (3) a derivative is de-designated as a hedge, because it is unlikely that a forecasted transaction will occur, or (4) we determine that designation of a derivative as a hedge is no longer appropriate.
When we discontinue hedge accounting because a derivative no longer qualifies as an effective fair value hedge, we continue to carry the derivative in the balance sheet at its fair value with changes in fair value included in earnings, and no longer adjust the previously hedged asset or liability for changes in fair value. Previous adjustments to the hedged item are accounted for in the same manner as other components of the carrying amount of the asset or liability.
When we discontinue cash flow hedge accounting because the hedging instrument is sold, terminated, or no longer designated (de-designated), the amount reported in other comprehensive income up to the date of sale, termination or de-designation continues to be reported in other comprehensive income until the forecasted transaction affects earnings.
When we discontinue cash flow hedge accounting because it is probable that a forecasted transaction will not occur, we continue to carry the derivative in the balance sheet at its fair value with changes in fair value included in earnings, and immediately recognize gains and losses that were accumulated in other comprehensive income in earnings.
In all other situations in which we discontinue hedge accounting, the derivative will be carried at its fair value in the balance sheet, with changes in its fair value recognized in current period earnings.
We occasionally purchase or originate financial instruments that contain an embedded derivative. At inception of the financial instrument, we assess (1) if the economic characteristics of the embedded derivative are not clearly and closely related to the economic characteristics of the financial instrument (host contract), (2) if the financial instrument that embodies both the embedded derivative and the host contract is not measured at fair value with changes in fair value reported in earnings, and (3) if a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative. If the embedded derivative meets all of these conditions, we separate it from the host contract by recording the bifurcated derivative at fair value and the remaining host contract at the difference between the basis of the hybrid instrument and the fair value of the bifurcated derivative. The bifurcated derivative is carried as a free-standing derivative at fair value with changes recorded in current period earnings.
26. DERIVATIVES
Fair Value Hedges
Prior to January 1, 2006, we used derivatives as fair value hedges to manage the risk of changes in the fair value of residential MSRs and other interests held. These derivatives included interest rate swaps, swaptions, Treasury futures and options, Eurodollar futures and options, and forward contracts. Derivative gains or losses caused by market conditions (volatility) and the spread between spot and forward rates priced into the derivative contracts (the passage of time) were excluded from the evaluation of hedge effectiveness, but were reflected in earnings. Upon adoption of FAS 156, derivatives used to hedge our residential MSRs are no longer accounted for as fair value hedges under FAS 133, but as economic hedges. Net derivative gains and losses related to our residential mortgage servicing activities are included in “Servicing income, net” in Note 21.
We use interest rate swaps to convert certain of our fixed-rate long-term debt and certificates of deposit to floating rates to hedge our exposure to interest rate risk. We also enter into cross-currency swaps and cross-currency interest rate swaps to hedge our exposure to foreign currency risk and interest rate risk

2

associated with the issuance of non-U.S. dollar denominated long-term debt. Prior to January 1, 2007, the ineffective portion of these fair value hedges was recorded as part of interest expense in the income statement. Subsequent to January 1, 2007, the ineffective portion of these fair value hedges is recorded as part of non-interest income. In addition, we use derivatives, such as Treasury and LIBOR futures and swaptions, to hedge changes in fair value due to changes in interest rates of our commercial real estate mortgages held for sale. Prior to March 31, 2007, we used derivatives, such as Treasury and LIBOR futures and swaptions, to hedge changes in fair value due to changes in interest rates of our franchise loans held for sale. Based upon a change in our intent, these loans have since been reclassified to held for investment, and therefore we no longer hedge these loans. The ineffective portion of these fair value hedges is recorded as part of mortgage banking noninterest income in the income statement. Finally, we use interest rate swaps to hedge against changes in fair value of certain debt securities that are classified as securities available for sale, primarily municipal bond securities beginning in second quarter 2006 and commercial mortgage-backed securities beginning in fourth quarter 2007, due to changes in interest rates. The ineffective portion of these fair value hedges is recorded in “Net gains (losses) on debt securities available for sale” in the income statement. For fair value hedges of long-term debt and certificates of deposit, commercial real estate loans, franchise loans and debt securities, all parts of each derivative’s gain or loss due to the hedged risk are included in the assessment of hedge effectiveness.
For the previously mentioned fair value hedging relationships, we use regression analysis to assess hedge effectiveness, both at inception of the hedging relationship and on an ongoing basis. The regression analysis involves regressing the periodic change in fair value of the hedging instrument against the periodic changes in fair value of the asset or liability being hedged due to changes in the hedged risk(s). The assessment includes an evaluation of the quantitative measures of the regression results used to validate the conclusion of high effectiveness.
Prior to June 1, 2006, we used the short-cut method of assessing hedge effectiveness for certain fair value hedging relationships of U.S. dollar denominated fixed-rate long-term debt and certificates of deposits. The short-cut method allows an entity to assume perfect hedge effectiveness if certain qualitative criteria are met, and accordingly, does not require quantitative measures such as regression analysis. We used the short-cut method only when appropriate, based on the qualitative assessment of the criteria in paragraph 68 of FAS 133, performed at inception of the hedging relationship and on an ongoing basis. Effective January 1, 2006, for any new hedging relationships of these types, we used the long-haul method to assess hedge effectiveness. By June 1, 2006, we stopped using the short-cut method by de-designating all remaining short-cut relationships and re-designating them to use the long-haul method to evaluate hedge effectiveness.
We enter into equity collars to lock in share prices between specified levels for certain equity securities. As permitted, we include the intrinsic value only (excluding time value) when assessing hedge effectiveness. We assess hedge effectiveness based on a dollar-offset ratio, at inception of the hedging relationship and on an ongoing basis, by comparing cumulative changes in the intrinsic value of the equity collar with changes in the fair value of the hedged equity securities. The net derivative gain or loss related to the equity collars is recorded in other noninterest income in the income statement.
At December 31, 2007, all designated fair value hedges continued to qualify as fair value hedges.

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Cash Flow Hedges
We use derivatives, such as Treasury futures, forwards and options, Eurodollar futures, and forward contracts, to hedge forecasted sales of mortgage loans. We hedge floating-rate senior debt against future interest rate increases by using interest rate swaps to convert floating-rate senior debt to fixed rates and by using interest rate caps and floors to limit variability of rates. We also use interest rate swaps and floors to hedge the variability in interest payments received on certain floating-rate commercial loans, due to changes in interest rates. Upon adoption of FAS 159 on January 1, 2007, derivatives used to hedge the forecasted sales of prime residential MHFS originated subsequent to January 1, 2007, were accounted for as economic hedges. We previously accounted for these derivatives as cash flow hedges under FAS 133. Gains and losses on derivatives that are reclassified from cumulative other comprehensive income to current period earnings, are included in the line item in which the hedged item’s effect in earnings is recorded. All parts of gain or loss on these derivatives are included in the assessment of hedge effectiveness. For all cash flow hedges, we assess hedge effectiveness using regression analysis, both at inception of the hedging relationship and on an ongoing basis. The regression analysis involves regressing the periodic changes in cash flows of the hedging instrument against the periodic changes in cash flows of the forecasted transaction being hedged due to changes in the hedged risk(s). The assessment includes an evaluation of the quantitative measures of the regression results used to validate the conclusion of high effectiveness. As of December 31, 2007, all designated cash flow hedges continued to qualify as cash flow hedges.
We expect that $[___] million of deferred net [gains/losses] on derivatives in other comprehensive income at December 31, 2007, will be reclassified as earnings during the next twelve months, compared with $53 million of deferred net gains and $13 million of deferred net losses at December 31, 2006 and 2005, respectively. We are hedging our exposure to the variability of future cash flows for all forecasted transactions for a maximum of 7 years for both hedges of floating-rate senior debt and floating-rate commercial loans.

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The following table provides derivative gains and losses related to fair value and cash flow hedges resulting from the change in value of the derivatives excluded from the assessment of hedge effectiveness and the change in value of the ineffective portion of the derivatives.

	December 31,
(in millions)	2007	2006	2005

Gains (losses) from fair value hedges (1) from:

Change in value of derivatives excluded from the assessment of hedge effectiveness	$	$(5)	$350
Ineffective portion of change in value of derivatives		11	(399)

Gains from ineffective portion of change in the value of cash flow hedges (2)		45	23

(1)	Includes hedges of long-term debt and certificates of deposit, commercial real estate and franchise loans, and debt and equity securities, and, for 2005, residential MSRs. Upon adoption of FAS 156, derivatives used to hedge our residential MSRs are no longer accounted for as fair value hedges under FAS 133.

(2)	Includes hedges of floating-rate long-term debt and floating-rate commercial loans and, for 2006 and 2005, hedges of forecasted sales of prime residential MHFS. Upon adoption of FAS 159, derivatives used to hedge our prime residential MHFS were no longer accounted for as cash flow hedges under FAS 133.
Free-Standing Derivatives
We use free-standing derivatives (economic hedges), in addition to debt securities available for sale, to hedge the risk of changes in the fair value of residential MSRs, new prime residential MHFS, derivative loan commitments and other interests held, with the resulting gain or loss reflected in income.
The derivatives used to hedge residential MSRs include swaps, swaptions, Treasury futures and options, Eurodollar futures and options, and forward contracts. Net derivative losses of $[___] million for 2007 and $145 million for 2006 from economic hedges related to our mortgage servicing activities are included in the income statement in “Mortgage banking.” The aggregate fair value of these derivatives used as economic hedges was a net asset of $[___] million at December 31, 2007, and $157 million at December 31, 2006, and is included in the balance sheet in “Other assets.” Changes in fair value of debt securities available for sale (unrealized gains and losses) are not included in servicing income, but are reported in cumulative other comprehensive income (net of tax) or, upon sale, are reported in net gains (losses) on debt securities available for sale.
Interest rate lock commitments for residential mortgage loans that we intend to sell are considered free-standing derivatives. Our interest rate exposure on these derivative loan commitments, as well as new prime residential MHFS carried at fair value under FAS 159, is hedged with free-standing derivatives (economic hedges) such as Treasury futures, forwards and options, Eurodollar futures, and forward contracts. The commitments, free-standing derivatives and MHFS are carried at fair value with changes in fair value included in the income statement in “Mortgage banking.” We record a zero fair value for a derivative loan commitment at inception consistent with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments. Changes subsequent to inception are based on changes in fair value of the underlying loan resulting from the exercise of the commitment and changes in the probability that the loan will not fund within the

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terms of the commitment (referred to as a fall-out factor). The value of the underlying loan is affected primarily by changes in interest rates and the passage of time. However, changes in investor demand, such as concerns about credit risk, can also cause changes in the spread relationships between underlying loan value and the derivative financial instruments that cannot be hedged. The aggregate fair value of derivative loan commitments in the balance sheet at December 31, 2007 and 2006, was a net liability of $[    ] million and $65 million, respectively, and is included in the caption “Interest rate contracts” under Customer Accommodation, Trading and Other Free-Standing Derivatives in the following table.
We also enter into various derivatives primarily to provide derivative products to customers. To a lesser extent, we take positions based on market expectations or to benefit from price differentials between financial instruments and markets. These derivatives are not linked to specific assets and liabilities in the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting. We also enter into free-standing derivatives for risk management that do not otherwise qualify for hedge accounting. They are carried at fair value with changes in fair value recorded as part of other noninterest income in the income statement.
Additionally, free-standing derivatives include embedded derivatives that are required to be accounted for separate from their host contract. We periodically issue long-term notes where the performance of the hybrid instrument notes is linked to an equity, commodity or currency index, or basket of such indices. These notes contain explicit terms that affect some or all of the cash flows or the value of the note in a manner similar to a derivative instrument and therefore are considered to contain an “embedded” derivative instrument. The indices on which the performance of the hybrid instrument is calculated are not clearly and closely related to the host debt instrument. In accordance with the FAS 133, the “embedded” derivative is separated from the host contract and accounted for as a free-standing derivative.

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EXHIBIT 2
WELLS FARGO RESPONSE DATED DECEMBER 31, 2007 TO SEC
COMMENT LETTER
FAS 133 & DIG ISSUE GUIDANCE SUPPORTING HEDGE EFFECTIVENESS
ASSESSMENT

Hedge Relationship Type		Supporting FAS 133 & DIG Issue Guidance

Fair Value Hedges

1.	MSR & other retained interests	•	FAS 133 paragraph references: 20.a, 20.b, 21.a, 21.f, 56, 62, 63, 101

		•	DIG Issues: DIG E3, DIG E7, DIG E19, DIG F1, DIG F5, DIG F8, DIG F11

2.	Fixed-rate USD long-term debt & certificates of deposit	•	For shortcut method*:
• FAS 133 paragraph references: 20.a, 20.b, 21.a, 21.f, 68, 112-120
• DIG Issues: DIG E3, DIG E4, DIG E6, DIG E10, DIG E12, DIG E20

		•	For long-haul method:
• FAS 133 paragraph references: 20.a, 20.b, 21.a, 21.f, 62, 120
• DIG Issues: DIG E3, DIG E7

3.	Fixed-rate foreign-currency long-term debt	•	FAS 133 paragraph references: 20.a, 20.b, 21.a, 21.f, 36, 37, 40, 62, 120

		•	DIG Issues: DIG E3, DIG E7

4.	Floating-rate foreign currency long-term debt	•	FAS 133 paragraph references: 20.a, 20.b, 21.a, 21.f, 36, 62, 120

		•	DIG Issues: DIG E3, DIG E7

5.	Commercial real estate mortgages held for sale	•	FAS 133 paragraph references: 20.a, 20.b, 21.a, 21.f, 62, 120

		•	DIG Issues: DIG E3, DIG E7, DIG E11, DIG F5, DIG F11

6.	Franchise loans held for sale	•	FAS 133 paragraph references: 20.a, 20.b, 21.a, 21.f, 62, 120

		•	DIG Issues: DIG E3, DIG E7, DIG E11, DIG F5, DIG F11

*	Effective January 1, 2006, we began using the long-haul method to assess hedge effectiveness for all new hedging relationships involving U.S. dollar denominated fixed-rate long-term debt and certificates of deposit. Prior to June 1, 2006, we used the short-cut method of assessing hedge effectiveness for certain fair value hedging relationships of U.S. dollar denominated fixed-rate long-term debt and certificates of deposit.

Hedge Relationship Type		Supporting FAS 133 & DIG Issue Guidance

Fair Value Hedges

7.	AFS equity securities (using equity collars)	•	FAS 133 paragraph references: 20.a, 20.b, 20.c, 21.a, 21.f, 62, 63

		•	DIG Issues: DIG E2, DIG E3, DIG E7, DIG F7

8.	AFS debt securities (commercial mortgage-backed securities and municipal bond securities)	•	FAS 133 paragraph references: 20.a, 20.b, 21.a, 21.f, 62, 120
		•	DIG Issues: DIG E3, DIG E7, DIG E11, DIG F5, DIG F11

Cash Flow Hedges

1.	Forecasted sales of mortgage loans held for sale	•	FAS 133 paragraph references: 28.a, 28.b, 29.a, 29.b, 29.h, 62, 458-465

		•	DIG Issues: DIG E3, DIG E7, DIG G7, DIG G10, DIG G16

2.	Floating-rate USD long-term debt	•	FAS 133 paragraph references: 28.a, 28.b, 29.a, 29.b, 29.h, 62, 458-465

		•	DIG Issues: DIG E3, DIG E7, DIG G7, DIG G10, DIG G13, DIG G20

3.	Floating-rate commercial loans	•	FAS 133 paragraph references: 28.a, 28.b, 29.a, 29.b, 29.h, 62, 458-465

		•	DIG Issues: DIG E3, DIG E7, DIG G7, DIG G10, DIG G13, DIG G20

EXHIBIT 3
WELLS FARGO RESPONSE DATED DECEMBER 31, 2007
TO SEC COMMENT LETTER
SAB 108 ANALYSIS — VISA MATTERS
The following summarizes the Company’s conclusion to correct the misstatements associated with unrecorded liabilities pertaining to its Visa related judgment sharing agreements in future Exchange Act filings beginning with the 2007 10-K. Wells Fargo & Company (the Company or Wells Fargo) is a member of the Visa USA network. On October 3, 2007, the Visa organization of affiliated entities completed a series of global restructuring transactions to combine its affiliated operating companies, including Visa USA, under a single holding company, Visa, Inc. Visa, Inc. intends to issue and sell a majority of its shares to the public via an initial public offering (IPO). Visa, Inc. plans to use the IPO proceeds to redeem Visa USA members’ interests and to fund the settlement of certain Visa USA related litigation. Prior to the restructuring, the Company along with several other institutions signed judgment sharing arrangements associated with two pending actions — the American Express and Interchange antitrust lawsuits. As a result of the Visa organization restructuring and planned IPO, a working group comprised of ten member banks, representatives of the “Big 4” accounting firms and members from various law firms was formed to address certain accounting issues associated with the restructuring (including the accounting for the indemnification obligation, judgment sharing agreement and loss sharing agreement). The accounting issues identified and various alternative views on how to address these accounting issues were submitted to the Securities and Exchange Commission (SEC) Office of the Chief Accountant. One of the questions submitted to the SEC was whether judgment sharing agreements should be accounted for under FAS 5 or FIN 45. The Company, along with other member banks, had previously applied FAS 5 to these agreements. Under FAS 5, the Company believed the amounts related to these obligations were not estimable, and therefore, no liability had been recorded.
On November 7, 2007, subsequent to the filing of Wells Fargo & Company’s third quarter 2007 Form 10-Q, the Company received guidance from the SEC concerning the accounting treatment for certain judgment sharing agreements among Wells Fargo, Visa Inc. and its predecessors (collectively “Visa”). The SEC concluded that FIN 45 applied to these agreements and, therefore, a liability should be established at the inception of the agreement for the fair value of the obligation. Pursuant to this guidance, the Company believes that it must record litigation liabilities related to indemnification obligations undertaken in agreements that it entered into during the second quarter of 2006 (referred to as “American Express” agreement) and the third quarter of 2007 (referred to as the “Interchange” agreement). Based on the Company’s 5% proportionate membership share of Visa and the accounting guidance received from the SEC, the Company will record a litigation liability and corresponding expense of $95 million in second quarter 2006 and $170 million in third quarter 2007 that will reduce reported retained earnings by $0.02 and $0.04, respectively.

Due to the immateriality of these misstatements described above in relation to the Company’s consolidated financial statements taken as a whole, the Company has concluded and the Audit and Examination Committee of the Company’s Board of Directors has concurred, that no previously filed financial statements, including the Company’s Form 10-Q filings for both second quarter 2006 and third quarter of 2007, require amendment. However, the correction of the misstatements will be reflected in future Exchange Act reports beginning with the 2007 Form 10-K. The Company’s conclusion was based on an assessment of the materiality of these misstatements individually, and in combination with other misstatements identified through the Company’s Sarbanes-Oxley 302/906 process specific to these periods (the aggregate) using the rollover and iron curtain methodologies of Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108). See Tables A and B attached. Additionally, the Company considered the quantitative and qualitative factors (questions 1 and 2) from SEC Staff Accounting Bulletin No. 99, Materiality (SAB 99). The nine qualitative factors in Question 1 provide evidence that the misstatements are immaterial when reviewed both individually and the aggregate. None of the misstatements were items that were made as a result of a lack of imprecision in the recording of accounting entries that mask a change in earnings or other trends, hide a failure to meet analysts’ consensus expectations that changed income to a loss, a result of errors concerning a specific segment or other portion of the Company’s business, affect regulatory requirements, affect debt covenant requirements, affect increasing management’s compensation or were a result of an unlawful transaction or intent to manage earnings. Additionally, we evaluated Question 2 of SAB 99 and determined that these misstatements were not intentional and concluded that the additional factors of Question 2 were not applicable and did not provide any further guidance to require restating prior period Exchange Act reports.

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Table A
Summary of Misstatements — Iron Curtain Method (SAB 108)

	Q3:07	Q3:07	2006	Q2:06	Q2:06
	YTD	Quarter Ended	Year Ended	YTD	Quarter Ended
(in 000's) Debit / (Credit) to P&L	9/30/2007	9/30/2007	12/31/2006	6/30/2006	6/30/2006

Visa — American Express	$95,000	95,000	95,000	95,000	95,000
Visa — Interchange	$170,000	170,000	—	—	—
Other identified misstatements (302/906 process)	$—	—	(39,300)	(5,000)	(5,000)

Total Pre-Tax Misstatements	$265,000	265,000	55,700	90,000	90,000

Total Misstatements Arising within Year	$170,000	170,000	95,000	90,000	90,000

Total Out of Period Misstatements (1)	$95,000	95,000	(39,300)	—	—

Pre-Tax Income (as reported)	$10,104,000	3,460,000	12,745,000	6,229,000	3,181,000
Pre-Tax Income (as adjusted)	$9,839,000	3,195,000	12,689,300	6,139,000	3,091,000

Total Misstatements Arising During the Year as a % of as reported Pre-tax Income	1.68%	4.91%	0.75%	1.44%	2.83%

Diluted EPS (as reported)	$2.01	0.68	2.49	1.21	0.61
Diluted EPS (as adjusted)	$1.95	0.62	2.48	1.19	0.60
Analyst’s consensus of EPS (2)	$2.01	0.70	2.49	1.22	0.62

Difference: EPS (as reported) — Analyst’s consensus	—	(0.02)	—	(0.01)	(0.01)

Difference: EPS (as adjusted) — Analyst’s consensus	(0.06)	(0.08)	(0.01)	(0.03)	(0.02)

(1)	For misstatements that originally arose during a prior period (“out of period misstatements”), management evaluated those errors utilizing the guidance in Accounting Principles Board Opinion No. 28, Interim Financial Reporting, which states that “in determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also the effect on the trend of earnings.” Total “out of period misstatements” as a percent of estimated income for the full fiscal year were significantly below 5% for all periods presented. The Company has concluded that these misstatements are immaterial and the Audit and Examination Committee of the Company’s Board of Directors has concurred with this conclusion.

(2)	Based on consensus estimates from Thomson First Call.

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Table B
Summary of Misstatements — Rollover Method (SAB 108)

	Q3:07	Q3:07	2006	Q2:06	Q2:06
	YTD	Quarter Ended	Year Ended	YTD	Quarter Ended
(in 000's) Debit / (Credit) to P&L -	9/30/2007	9/30/2007	12/31/2006	6/30/2006	6/30/2006

Visa — American Express	$—	—	95,000	95,000	95,000
Visa — Interchange	$170,000	170,000	—	—	—
Other identified misstatements (302/906 process)	$230,100	47,500	9,600	(5,000)	(5,000)

Total Pre-Tax Misstatements	$400,100	217,500	104,600	90,000	90,000

Total Misstatements Arising within Year	$170,000	173,500	107,800	90,000	90,000

Total Out of Period Misstatements	$230,100	44,000	(3,200)	—	—

Pre-Tax Income (as reported)	$10,104,000	3,460,000	12,745,000	6,229,000	3,181,000
Pre-Tax Income (as adjusted)	$9,703,900	3,242,500	12,640,400	6,139,000	3,091,000

Total Misstatements Arising in the Year as a % of as reported Pre-tax Income	1.68%	5.01%	0.85%	1.44%	2.83%

Diluted EPS (as reported)	$2.01	0.68	2.49	1.21	0.61
Diluted EPS (as adjusted)	$1.93	0.63	2.47	1.19	0.60
Analyst’s consensus of EPS (2)	$2.01	0.70	2.49	1.22	0.62

Difference: EPS (as reported) — Analyst’s consensus	—	(0.02)	—	(0.01)	(0.01)

Difference: EPS (as adjusted) — Analyst’s consensus	(0.08)	(0.07)	(0.02)	(0.03)	(0.02)

(1)	For adjustments that originally arose during a prior period (“out of period misstatements”), management evaluated those errors utilizing the guidance in Accounting Principles Board Opinion No. 28, Interim Financial Reporting, which states that “in determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also the effect on the trend of earnings.” Total “out of period misstatements” as a percent of estimated income for the full fiscal year were significantly below 5% for all periods presented. The Company has concluded that these misstatements are immaterial and the Audit and Examination Committee of the Company’s Board of Directors has concurred with this conclusion.

(2)	Based on consensus estimates from Thomson First Call.

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